UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PDD Holdings Inc.

(Name of Subject Company (Issuer))

PDD Holdings Inc.

(Name of Filing Person (Issuer))

0.00% Convertible Senior Notes due 2025

(Title of Class of Securities)

722304AC6

(CUSIP Number of Class of Securities)

Jun Liu

First Floor, 25 St Stephen’s Green

Dublin 2, D02 XF99

Ireland

Tel: +353-1-5397938

with copy to:

Yuting Wu, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

46/F, Tower II, Jing An Kerry Centre

1539 Nanjing West Road

Shanghai 200040, China

+86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by PDD Holdings Inc. (the “Company”) with the U.S. Securities and Exchange Commission on October 26, 2023 (the “Schedule TO”) with respect to the right of each Holder of the Notes to sell, and the obligation of the Company to purchase, the Notes, as set forth in the Schedule TO and the Put Right Notice to Holders of 0.00% Convertible Senior Notes due 2025 issued by the Company dated as of October 26, 2023 (the “Put Right Notice”). The information contained in the Schedule TO, including the Put Right Notice as amended and supplemented hereby, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Put Right Notice or in the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1, 4 and 7.

1.	The paragraph under the heading “When does the Put Right expire?” appearing on page 2 of the Put Right Notice is hereby deleted in its entirety and replaced with the following:

“Your right to exercise the Put Right expires at 5:00 p.m., New York City time, on Wednesday, November 29, 2023 (the “Expiration Date”), which is the second Business Day immediately preceding the Repurchase Date. We may extend the period Holders have to exercise the Put Right, but we do not currently expect to do so unless we are required to by law. If we extend the offer period, we will publicly disclose the new expiration date by filing an amendment to the Schedule TO and/or by issuing a press release. (Page 5)”

2.	Section 2.2 of the Put Right Notice appearing on page 5 thereof is hereby deleted in its entirety and replaced with the following:

2.2 The Company’s Obligation to Purchase the Notes. Pursuant to the terms of the Indenture and the Notes, on December 1, 2023 (the “Repurchase Date”), the Company is obligated to purchase all Notes for which the Put Right has been timely exercised and not withdrawn by the Holders. This Put Right will expire at 5:00 p.m., New York City time, on Wednesday, November 29, 2023, the Expiration Date, which is the second Business Day immediately preceding the Repurchase Date. The terms and conditions of the Indenture and Notes require Holders that choose to exercise the Put Right to do so by 5:00 p.m., New York City time, on the Expiration Date. We may extend the period Holders have to exercise the Put Right, but we do not currently expect to do so unless required to by law. If we extend the offer period, we will publicly disclose the new expiration date by filing an amendment to the Schedule TO and/or by issuing a press release. Regardless of whether we extend this period, the Indenture does not provide us with the right to delay the Repurchase Date. The purchase by the Company of Notes for which the Put Right is validly exercised is not subject to any condition other than such purchase being lawful, the relevant Notes being surrendered and the procedural requirements described in this Put Right Notice being satisfied. You may only exercise the Put Right with respect to Notes in principal amounts equal to US$1,000 or integral multiples thereof.

3.	The paragraph under the heading “How will the Company fund the purchase of the Notes?” appearing on page 2 of the Put Right Notice is hereby amended by adding the following sentence after the first sentence of such paragraph: “The Company does not currently have alternative financing plans or arrangements as it has sufficient cash on hand to pay the total amount of consideration required to repurchase all of the Notes.”

4.	Section 2.4 of the Put Right Notice appearing on page 6 thereof is hereby amended by adding the following sentence at the end of such section: “The Company does not currently have alternative financing plans or arrangements as it has sufficient cash on hand to pay the total amount of consideration required to repurchase all of the Notes.”

ITEM 12.	EXHIBITS.

(a)	Exhibits.

(a)(1)*	Put Right Notice to Holders of 0.00% Convertible Senior Notes due 2025 issued by the Company, dated as of October 26, 2023.

(b)	Not applicable.

(d)(1)	Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).

(d)(2)	Supplemental Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).

(g)	Not applicable.

(h)	Not applicable.

(b)	Filing Fee Exhibit.

107†	Filing Fee Table.

* Previously filed.

† Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Put Right Notice to Holders of 0.00% Convertible Senior Notes due 2025 issued by the Company, dated as of October 26, 2023.

(d)(1)	Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).

(d)(2)	Supplemental Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas, as trustee, supplementing the Indenture dated as of November 20, 2020 between PDD Holdings Inc. (formerly known as Pinduoduo Inc.) and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F filed on April 30, 2021 (File No. 001-38591)).

107†	Filing Fee Table

* Previously filed.

† Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDD Holdings Inc.

By:	/s/ Jun Liu
Name: Jun Liu
Title: Vice President of Finance

Dated: November 7, 2023